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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Trump Entertainment Resorts, Inc.
(Name of Issuer)

Common stock, $.001 par value per share
(Title of Class of Securities)

89816T202
(CUSIP Number)

July 16, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b) **

[X]  Rule 13d-1(c) ***

[_]  Rule 13d-1(d)

* This Amendment 1 to Schedule 13G is being filed to reflect the CUSIP Number assigned to the Issuer’s common stock.

** This Schedule 13G is being filed pursuant to Rule 13d-1(b) by Contrarian Capital Management, L.L.C.

*** This Schedule 13G is being filed pursuant to Rule 13d-1(c) by Contrarian Capital Fund I, L.P.  Contrarian Capital Fund I, L.P. beneficially owns its interest in Trump Entertainment Resorts, Inc. through Contrarian Funds, LLC, a Delaware limited liability company that serves as a holding vehicle.

CUSIP No	89816T202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Contrarian Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

473,958

6.	SHARED VOTING POWER

975,825

7.	SOLE DISPOSITIVE POWER

473,958

8.	SHARED DISPOSITIVE POWER

975,825

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,449,783

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.53%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No	89816T202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Contrarian Capital Fund I, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

975,825

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

975,825

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

975,825

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.11%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No		89816T202

Item 1.	(a).	Name of Issuer:

Trump Entertainment Resorts, Inc.

(b).	Address of Issuer's Principal Executive Offices:

15 South Pennsylvania Avenue Atlantic City, New Jersey 08401

Item 2.	(a).	Name of Person Filing:

Contrarian Capital Management, L.L.C. Contrarian Capital Fund I, L.P.

(b).	Address of Principal Business Office, or if None, Residence:
Contrarian Capital Management, L.L.C. 411 West Putnam Avenue, Suite 425 Greenwich, CT 06830 Contrarian Capital Fund I, L.P. c/o Contrarian Capital Management, L.L.C. 411 West Putnam Avenue, Suite 425
Greenwich, CT 06830

(c).	Citizenship:

Contrarian Capital Management, L.L.C. – Delaware Contrarian Capital Fund I, L.P. – Delaware

(d).	Title of Class of Securities:

Common stock, $.001 par value per share

(e).	CUSIP Number:

89816T202

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Contrarian Capital Management, L.L.C.: 1,449,783 Contrarian Capital Fund I, L.P.: 975,825

(b)	Percent of class:

Contrarian Capital Management, L.L.C.: 13.53% Contrarian Capital Fund I, L.P.: 9.11%

(c) Number of shares as to which Contrarian Capital Management, L.L.C. has:

(i)	Sole power to vote or to direct the vote	473,958	,

(ii)	Shared power to vote or to direct the vote	975,825	,

(iii)	Sole power to dispose or to direct the disposition of	473,958	,

(iv)	Shared power to dispose or to direct the disposition of	975,825	.

(c) Number of shares as to which Contrarian Capital Fund I, L.P. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	975,825	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	975,825	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below, each reporting person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2010

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.
/s/ Jon R. Bauer
Name: Jon R. Bauer Title: Managing Member

CONTRARIAN CAPITAL FUND I, L.P. By: Contrarian Capital Management, L.L.C.
/s/ Jon R. Bauer
Name: Jon R. Bauer Title: Managing Member

Exhibit A

AGREEMENT

The undersigned agree that this Amendment 1 to Schedule 13G dated July 26, 2010 relating to the Common stock, $.001 par value per share, of Trump Entertainment Resorts, Inc. shall be filed on behalf of the undersigned.

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.
/s/ Jon R. Bauer
Name: Jon R. Bauer Title: Managing Member

CONTRARIAN CAPITAL FUND I, L.P. By: Contrarian Capital Management, L.L.C.
/s/ Jon R. Bauer
Name: Jon R. Bauer Title: Managing Member

SK 01385 0001 1119100